Exhibit 12.1

E*TRADE Financial, Inc.

Computation of Ratio of Earnings to Fixed Charges adjusted for Disc Ops

	YEAR Ended 12/31/12	YEAR Ended 12/31/11	YEAR Ended 12/31/10	YEAR Ended 12/31/09	YEAR Ended 12/31/08
Fixed charges:
Interest expense	$453,370	$488,641	$486,567	$852,766	$1,557,654
Amortization of debt issue expense	12,540	1,568	993	1,878	6,440
Estimated interest portion within rental expense	7,575	6,558	7,574	8,316	8,968
Preference securities dividend requirements of consol. subs	—	—	—	—	—

Total fixed charges	$473,485	$496,767	$495,134	$862,960	$1,573,062

Earnings:
Income (loss) before income taxes, extraordinary item and cumulative effect less equity in income (loss) of investments	$(132,256)	$187,089	$(2,402)	$(1,826,815)	$(1,297,381)
Fixed charges	473,485	496,767	495,134	862,960	1,573,062
Less:
Preference securities dividend requirement of consol subs	—	—	—	—	—

Earnings	$341,229	$683,856	$492,732	$(963,855)	$275,681

Ratio of earnings to fixed charges	$0.72	$1.38	$1.00	$(1.12)	$0.18

Excess (deficiency) of earnings to fixed charges	$(132,256)	$187,089	$(2,402)	$(1,826,815)	$(1,297,381)